# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CleanCore Solutions, Inc., CIK 0001956741
CUSIP: 184492106
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 13714 A STREET, OMAHA, Nebraska (NE), 68144
Date of event which requires filing of this statement: 09/02/2025
Amends the filing with accession number 0001213900-24-040852
Filed by CIK 0002019268
Persons authorized to receive notices and communications: Mohammad Ansari, P. O. Box 7192, Newport Beach, California (CA), 92658, 408-888-3881

## Reporting persons
- Ansari Mohammad Jawad (CIK 0002019268): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,323,707; shared voting power 0; sole dispositive power 1,323,707; shared dispositive power 0; aggregate amount beneficially owned 1,323,707 (11.8% of the class)
- Bethor Ltd (CIK 0002022639): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,112,500; shared voting power 0; sole dispositive power 1,112,500; shared dispositive power 0; aggregate amount beneficially owned 1,112,500 (9.9% of the class)
- BaseStones, Inc. (CIK 0002014243): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 211,207; shared voting power 0; sole dispositive power 211,207; shared dispositive power 0; aggregate amount beneficially owned 211,207 (1.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: CleanCore Solutions, Inc.
Address of issuer's principal executive offices: 13714 A STREET, OMAHA, Nebraska (NE), 68144

## Item 2. Identity and Background
Name of person filing: This statement is being jointly filed by Basestones, Inc., a Nevada S-corporation ("Basestones"), Bethor Limited, a British Virgin Islands Partnership ("Bethor"), and Mohammad Ansari, an individual (together, the "Reporting Persons").
Residence or business address: The principal place of business of Basestones is P. O. Box 7192, Newport Beach, CA 92658. The principal place of business of Bethor is Trinity Chambers, P. O. Box 4301, Road Town, Tortola, British Virgin Islands, D8 VG 1110. Mr. Ansari's principal business address is 24347 Sunny Crest Ct., Diamond Bar, CA 91765.
Present principal occupation or employment: Basestones is a Nevada S-Corporation and its principal purpose is to provide advisory and consulting services. Bethor is a British Virgin Islands Partnership and its principal purpose is to facilitate the investment of Mr. Ansari in other businesses. Mr. Ansari is the President of Basestones and Bethor. Mr. Ansari's principal occupation is as a business advisor.
Criminal convictions in the last five years: Except as reported below during the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Ansari was convicted of a single violation of 18 U.S.C. subsection 2244(b).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Basestones was incorporated in Nevada and Bethor was formed in the British Virgin Islands. Mr. Ansari is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 16, 2025, Bethor sold 9,400 Class B Common Stock at $3.50.
On July 17, 2025, Bethor sold 3,482 Class B Common Stock at $3.50.
On July 22, 2025, Bethor sold 24,618 Class B Common Stock at $3.47.
On July 25, 2025, Bethor sold 10,000 Class B Common Stock at $3.69.
On September 2, 2025, Bethor sold 45,000 Class B Common Stock at $3.0376.
On September 3, 2025, Bethor sold 26,883 Class B Common Stock at $2.95.
On September 4, 2025, Bethor sold 18,117 Class B Common Stock at $3.6103.
As a result of the above described transactions, Bethor owns 1,112,500 shares of class B common shares.
For transactions occuring before the above referenced dates, see the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on May 8, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this statement, Basestones is the beneficial owner of 211,207 shares of Class B Common Stock, representing 1.9% outstanding Class B Common Stock, Bethor is the beneficial owner of 1,112,500 shares of Class B Common Stock representing 9.9% of the outstanding Class B Common Stock, and Mr. Ansari is the beneficial owner of 1,323,707 shares of Class B Common Stock, representing 11.8% of the outstanding Class B Common Stock, which includes his beneficial ownership of Basestones and Bethor. Mr. Ansari is the President of both Basestones and Bethor and has voting and investment power over the securities held by them. As a result, Mr. Ansari may be deemed to be the beneficial owner of the shares held by Basestones and Bethor. The Reporting Persons do not own any other securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Basestones and Mr. Ansari have shared power to vote and dispose of 211,207 shares of Class B Common Stock. Bethor and Mr. Ansari have shared power to vote and dispose of 1,112,500 shares of Class B Common Stock. All of the shares held by Basestones and Bethor may be deemed to be beneficially owned by Mr. Ansari as the President of each of Basestones and Bethor. Therefore, as of the date of the filing of this Schedule 13D, Mr. Ansari had shared power to vote or direct the vote and dispose or direct the disposition of 1,323,707 shares of the Class B Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons beneficially owns any shares of Class B Common Stock nor has effected any transaction in the Class B Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of the date hereof, attached hereto as Exhibit 1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement executed by each of the Reporting Persons.

## Signatures
- Ansari Mohammad Jawad: /s/ Mohammad Jawad Ansari, Mohammad Jawad Ansari (09/04/2025)
- Bethor Ltd: /s/ Mohammad Jawad Ansari, Mohammad Jawad Ansari, President (09/04/2025)
- BaseStones, Inc.: /s/ Mohammad Jawad Ansari, Mohammad Jawad Ansari, President (09/04/2025)